UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.P.A.

REMUNERATION REPORT

In accordance with article 123-ter of Legislative Decree 58/1998, in compliance with article 84-quater of the Regulations for Issuers and article 6 of the Code of Conduct of Borsa Italiana S.pA.

Approved by the Board of Directors on February 28, 2013

INTRODUCTION

1.              This remuneration report (the “Report”) has been prepared in accordance with article 123-ter of Legislative Decree 58/98 (the Italian Consolidated Financial Law) and article 84-quater of the Regulations for Issuers, as well as in compliance with the Code of Conduct for companies quoted on the Borsa Italiana S.p.A (the “Code of Conduct”).

2.              The Report is divided into two Sections.

3.              Section 1 of the Report describes the policy of Luxottica Group S.p.A. (“Luxottica” or the “Company”) and its controlled companies pursuant to article 93 of the Italian Consolidated Financial Law (the “Group”) on the remuneration (the “Remuneration Policy”) of:

(a)              the members of the board of directors, differentiating between executive directors and non-executive directors of the Company;

(b)              the general directors of the Company;

(c)               the executives with strategic responsibilities in Luxottica (meaning those that have the direct or indirect power and responsibility to plan, direct and control the activities of the Company according to the definition provided on the subject in Annex 1 of the CONSOB regulation on transactions with related parties adopted with resolution no.17221 of March 12, 2010), identified by the Chief Executive Officer each time on the recommendation of the General Manager of Central Corporate Functions and the Director of Human Resources of the Company, with the exception of the auditors; and

(d)              the top management (Senior Managers) of the Group.

4.              The procedures adopted by the Company for preparation and approval of the Remuneration Policy are also set forth, as well as identifying those committees and individuals responsible for implementation of this policy.

5.              The Remuneration Policy was approved by the Board of Directors on February 28, 2013 based on the recommendation of the Human Resources Committee and will be submitted for an advisory vote by the Group’s stockholders at the Ordinary Meeting of Stockholders on April 29, 2013.

6.              The Remuneration Policy may be subject to revision and updating by the Board of Directors, upon the proposal of the Human Resources Committee, which will regularly assess its adequacy, overall coherence and actual application.

7.              Section II of the Report includes the various components that comprise the remuneration of the persons listed in the categories above in sub 3(a) – (d) and the members of the Board of Statutory Auditors of Luxottica (the “Auditors”) together with an analysis of all the components of remuneration paid to these individuals during fiscal 2012 by the Company and its subsidiaries, as well as its associated companies.

8.              This Report (i), contains specific tables that disclose the positions held in the Company and its subsidiaries by the Directors, Auditors, general directors and executives with strategic responsibilities (as well as by persons closely connected to them) in accordance with article 84-quater, paragraph 4, of the Regulations for Issuers; and (ii) contains a specific table that discloses information on the financial instruments and/or Luxottica shares granted under the plans approved pursuant to article 114-bis of the Italian Consolidated Financial Law in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers,.

9.              In accordance with the CONSOB regulation on transactions with related parties, adopted with resolution no.17221 on March 12, 2010 and the Procedure for Transactions with Related Parties adopted by the Company on October 25, 2010 and available on the Company’s website (www.luxottica.com, “Governance” section)(the “Procedure for Related Parties”), Luxottica’s adoption of the Remuneration Policy exempts the Company from applying the provisions stated in the Procedure for Related Parties requiring the adoption of Board resolutions on the remuneration for Directors performing special duties as well as executives with strategic responsibilities, pursuant to article 13 of the applicable CONSOB regulation and article 3.2(b)  of the Procedure for Related Parties.

SECTION I

REMUNERATION POLICY

1.                  PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1           Process for the preparation and approval of the Remuneration Policy

1.                  The Remuneration Policy is submitted to the Board of Directors by the Human Resources Committee for approval.

2.                  Once the Board of Directors has examined and approved the Remuneration Policy it is put to a consultative/advisory vote at the Ordinary Meeting of Stockholders.

3.                  An independent expert is involved in the preparation of the Remuneration Policy, namely the consultancy firm Hay Group Italy.

4.              For purposes of the definition and revision of the Remuneration Policy, customary procedures and market remuneration trends are constantly analyzed and monitored, using data supplied by independent experts in aggregate form and without specific reference to specific companies.

1.2           The governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy. The existing model aims at guaranteeing an appropriate control of remuneration standard practices throughout the entire Group, ensuring that informed decisions are timely made at the appropriate level of the organization.

RESPONSIBILITY	AREA CONCERNED	BENEFICIARIES

Corporate	• Fixed remuneration • Variable remuneration • Long-term Incentives	• Directors who are employees • Other Executives with strategic responsibilities • Senior Managers

Regions/ Business	• Fixed remuneration • Variable remuneration • Benefits	• Other Managers • Employees of the local organizations

1.2.2                    The Human Resources Committee

1.              The Board of Directors, in accordance with the recommendations of the Code of Conduct, set up the Human Resources Committee in 2004.

2.              The members of the Human Resources Committee who are currently in office were appointed on April 27, 2012 and consist of independent directors Claudio Costamagna (Chairman), Roger Abravanel and Anna Puccio. Until April 27, 2012, the Committee’s members were Claudio Costamagna (Chairman), Roger Abravanel, Sabina Grossi and Gianni Mion, who were all non-executive directors and, with the exception of Sabina Grossi, independent directors. The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, which was evaluated by the Board of Directors at the time he was appointed, in compliance with the requirements set forth in the Code of Conduct. The Human Resources Committee performs duties, provides advice and makes recommendations, in particular, with respect to the following:

•                  proposals to the Board of Directors for the definition of the remuneration policy applicable to directors and executives with strategic responsibilities;

•                  regularly assessing the adequacy, overall consistency and actual application of the remuneration policy;

•                  proposals or opinions to the Board of Directors on the remuneration of the Chief Executive Officer (CEO or Managing Director) and the other directors holding particular positions;

•                  defining the target market in which to assess the competitiveness of the remuneration of the directors, executives with strategic responsibilities and management;

•                  assessing the target positioning of the Company with regard to all the wage components (base salary, monetary incentive systems, non-monetary remuneration) and the best mix of these components;

•                  reviewing the remuneration of the directors, executives with strategic responsibilities and the management, the criteria for the composition of the board of directors of significant subsidiaries and supervising their application;

•                  assessing proposals for the introduction of short and long-term monetary and share incentive plans to be submitted to the Board of Directors for approval;

•                  identifying the performance indicators necessary for guaranteeing the consistency of the generation of the amount and the reward systems; monitoring the application of the decisions made by the Board of Directors, checking in particular, that performance objectives have been reached;

•                  reviewing the objectives that the short and long-term incentive systems are based on, as well as, the results achieved, and submitting them to the Board of Directors for approval.

Furthermore, the Committee reviews and approves the Management and Development Objectives and Strategies of the Human Resources department and reviews the results achieved. In particular, the Committee:

•                  assesses the results of internal surveys on the organizational environment and external surveys on the reputation of the Company;

•                  reviews the organizational requirements of the Company and actions taken to effectively assign key positions (known as succession plans); makes inquiries for the preparation and revision of succession plans adopted by Board of Directors ;

•                  assesses the results of the initiatives aimed at increasing the value of the key resources of the organization;

•                  assesses the effectiveness of the strategic partnerships set up by the Company with universities and business schools as well as more general initiatives taken with regard to the labor market;

•                  assesses the effectiveness of internal communication initiatives.

The Human Resources Committee is granted access to company information and functions deemed necessary for the performance of its own tasks and may also make use of external consultants and independent advisors in the performance of its duties.

3.              The Committee has its own regulations, approved by the Board of Directors, and all Committee decisions are required to be adopted by a favorable vote of an absolute majority of its members. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee; the other statutory auditors may also attend. The minutes of Committee meetings are duly recorded by the Human Resources Director.  The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member. If the Committee deems it appropriate, executives of the Company are invited to participate so that certain topics can be discussed in detail.

4.              No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her own remuneration.

5.              The Board of Directors, at the time it approved the Procedure for Related Parties, granted the Human Resources Committee the power to review transactions with related parties which are limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.              Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; and (iii) reviewing the incentive plans to be submitted for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.              Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.                  PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                  The Remuneration Policy is aimed at attracting and motivating qualified professionals to pursue Company and Group objectives, as well as encouraging employee retention. Moreover, the Remuneration Policy is intended to align management’s interests with the medium- to long-term interests of shareholders while increasing the value of the Company on a sustainable basis.

2.                  Total remuneration is a combination of fixed and variable, direct and deferred, monetary and non-monetary components.

3.                  The principles which form the basis of decision making on remuneration are:

•                  developing a comprehensive remuneration package that is capable of attracting and retaining critical and deserving members of the organization of both today and tomorrow;

•                  developing plans and implementing systems based on the “pay for performance” principle that is, systems and plans based on the close correlation between remuneration and actual results - both individual and general - of the organization.

3.                  REMUNERATION COMPONENTS

3.1           Identification of the pay-mix

1.              The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a possible medium- to long-term variable component (see para. 3.4 below).

2.              The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population. With specific reference to executive directors who are also Company employees, general managers and the executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking its conclusions against market trends and internal analysis.

3.              Set forth below are the principles on which the remuneration packages are based for the executive directors who are also Company employees and for executives with strategic responsibilities:

•                  balancing the fixed and variable components of the remuneration based on the Company’s strategic objectives and its risk management policy;

•                  in respect of the variable component of the remuneration:

•             establishing a proportionate weighting between the short-term variable remuneration and the long-term variable remuneration;

•             tying the payment of remuneration to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term;

•             establishing maximum limits for allocation of variable components;

•             providing a vesting period for the long-term variable component (see para. 3.4 below);

•                  supplementing the remuneration package with an adequate offer of benefits, with reference to market standard practices;

•                  minimizing the use of indemnities or other compensation which is stipulated ex-ante in the event of resignation, transfer from a position, dismissal or termination of the employment relationship; and

•                  monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2           Fixed remuneration

The fixed remuneration component is essentially correlated to the significance of the position and therefore linked to managerial specialization, department covered and related responsibilities. The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also confirms that remuneration levels are being consistently applied across the Group.

3.3           Variable remuneration: Management by Objectives (“MBO”)

1.              The variable remuneration component is aimed at rewarding the results achieved by establishing a direct connection between remuneration and short term performance.

2.              To strengthen the alignment between management’s/employees’ interests with those of the shareholders, the performance measurement references the actual results achieved by the Company or Group as a whole, by the reference business unit and by the individual.

3.              The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the only formalized short-term incentive method.

4.              Annual incentives reward individuals who attain quantitative and qualitative performance objectives and take the form of a variable bonus. The main performance objective used - which is applied to all managerial positions - is consolidated EPS (Earnings per Share). Consolidated EPS is the metric calculated from the Group consolidated balance sheet equal to the Group’s net profit divided by the average number of the Company’s shares outstanding.

The weight of each objective assigned may vary depending on the role of the individual manager. EPS performance may be coupled with other financial indicators (for example, the DEBT/EBITDA ratio or the Free Cash Flow), business indicators (Net Sales, DOP – Division Operating Profit, etc.) or function objectives based on the characteristics and specific elements of various positions.

5.              The individual performance objectives must be objectively defined and measurable; they can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                  specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                  measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                  results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives; and

•                  time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.              The performance, evaluation and communication of the level of achievement of the assigned objectives is a continuous process marked by three fundamental meetings over a twelve-month period:

•                  Definition and communication of objectives for the year (by the end of February of the reference year);

•                  Mid-year performance evaluation (halfway through the reference year), to check the level of achievement of results in the first part of the year and to define any corrective actions if required; and

•                  Final performance evaluation and communication of the level of achievement of the assigned objectives (by the end of January of the following year).

Performance objectives are reviewed by the Human Resources Committee and subsequently shared with the Board of Directors.

7.              The allocation of the variable remuneration component is subject to maximum limits, which are differentiated in accordance with the position held by the individual within the Company and the Group, the ability to influence results and the reference market. The variable remuneration target values for managers can vary from 30% to 100% of the fixed remuneration. The maximum pay-out values, on the other hand, can range from 45% to 200% of the aforementioned target values.

8.              According to the MBO system adopted by the Company, there are no deferral arrangements for more than one year for payment of the variable remuneration component and, as a rule, the variable component is generally paid in the fiscal year after the reference year, once the relevant data has been finalized. The Board of Directors may from time to time evaluate the introduction of forms of deferral for the payment of the variable remuneration component if it is deemed appropriate on account of the position held by certain key personnel and their responsibilities and subject to the opinion of the Human Resources Committee.

9.              The incentive plans for the head of internal control and the director responsible for preparing corporate accounting documents are consistent with the tasks they are entrusted with.

3.4           Variable Remuneration: Long-Term Incentives (“LTI”)

1.              The variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving identified strategic objectives and retaining Group key personnel.

2.              Long-Term Incentives (“LTI”) are comprised of compensation plans based on financial results. Specifically, the Company adopted the following plans:

(i) Performance Share Plan (Stock Grant plans) granting units, that is the right to receive Luxottica shares based on reaching identified performance objectives, and

(ii) Stock Option Plan granting option rights for the subsequent subscription of Luxottica shares

Details about these Plans are described in related documentation published as required by Law.

3.              Variable remuneration recognizes the organizational role in the Company held by the beneficiaries, the individual performance results achieved by the beneficiaries in the previous year and the potential for professional growth in the mid-term within the Group. The grant of rights is subject to: (i) the ability of the single beneficiary to contribute to the development of the Company; (ii) the professional competences and the role held in the Company’s organizational structure; (iii) the level of his/her whole compensation; and (iv) the specific retention needs.

4.              Both the Performance Share Plans and the Stock Options Plan are available to employees with the potential for professional growth in the mid-term, specifically the top managers of the Company and subsidiary companies within the Group, as determined from time to time by the Board of Directors.

5.              The Stock Option Plan usually provides for a suitable vesting period after which options can be exercised (in any case, not shorter than three years). The exercise of options may also be conditioned on achieving specific performance objectives defined according to the mid- and long-term targets of the Company and the Group. These objectives are defined according to parameters which represent Luxottica value creation (such as consolidated EPS or Earning per Share).

6.              As for the current plans, since the Performance Shares Plan 2008 expired on February 28, 2013, the Board of Directors – upon the recommendation of the Human Resources Committee – resolved to submit to the Ordinary Meeting of Stockholders due to approve the December 31, 2012 statutory financial statements,  the “Performance Shares Plan 2013-2017.” This new plan submitted to the stockholders provides that beneficiaries, selected by the Board of Directors from employees of the Company and the Group, will be granted rights (“Units”) for the assignment of Luxottica shares, without consideration, provided that over the course of a three-year reference period, consolidated EPS targets defined by the Board of Directors must be cumulatively reached. According to the Performance Shares Plan 2013-2017, the Board of Directors is allowed from time to time to forbid, all or part of the beneficiaries, to sell, for a pre-determined period, the shares they have been assigned. The Plan does not provide for deferred compensation or claw-back provisions.

7.              From 2013, the Group’s long-term variable compensation will be provided through the sole grant of Company shares under the Performance Share Plan 2013-2017.

8.              Beneficiaries will be identified and rights in the context of long-term incentive plans granted annually and will generally be approved by the Board of Directors after the financial statements are approved at the annual Ordinary Meeting of Stockholders.

3.5           Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

The remuneration package for executive directors, general managers, executives with strategic responsibilities and senior managers also includes non-monetary benefits (such as, for example, company cars and telephone), as well as supplementary insurance (i.e. supplementary health insurance, etc.) with the objective of providing the most competitive remuneration package in line with the best practices available in the relevant local markets. Furthermore, in addition to life and non-professional accident insurance coverage provided for by the CCNL(1), the registration in a fund that reimburses supplementary healthcare expenses is offered in addition to the fund set forth by the CCNL.

3.6           Compensation in the event of resignation, dismissal or termination of the employment relationship

1.              With the sole exception of the Chief Executive Officer, there are no agreements between the Company and its directors, the general managers or the executives with strategic responsibilities providing for compensation in the event of resignation, dismissal or termination of the employment relationship.

2.              The payment of extraordinary benefits or compensation, at the end of the mandate or employment relationship, is not included in the Company’s and the Group’s general policy on remuneration (without prejudice, in any case, to legal obligations and/or CCNL obligations towards employees). Nevertheless, the Company may agree on special treatment with respect to a termination of office or employment relationship for individual directors performing special duties, or general managers or executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional personnel.

3.              Any termination or severance agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7           Non-competition agreements

1.              The Group provides for the possibility of entering into non-competition agreements with Directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment relationship.

(1)  Contratto collettivo nazionale di lavoro – Italian collective labor agreement

2.              In accordance with case law and standard practice, these agreements may provide for payment of compensation recorded in the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.              The non-competition obligation should refer to the product sector in which the Group operates at the time of entering into the agreement as well as the geographical limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

4.                  THE REMUNERATION OF THE DIRECTORS

4.1           The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined at the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors. The members of the Board of Directors are entitled to reimbursement of expenses incurred by reason of their position.

4.2           The remuneration of directors performing special duties

1.              The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment.

2.              In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Ordinary Meeting of Stockholders for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.              Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium to long-term variable component (in particular, these directors may be the recipients of medium to long-term incentive plans; see para. 3.4. above). The variable component represents a significant part of overall remuneration paid to these directors (as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%).

4.              Similar criteria are also relevant for general managers of the Company.

5.              In several cases special positions are held in companies controlled by Luxottica and involve the allocation of remuneration due to the time commitment required.

4.3           The remuneration of non-executive Directors

1.              The remuneration of non-executive Directors is not connected to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium to long-term incentive plans.

2.              The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Control and Risk Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favourable opinion of the Board of Statutory Auditors.

3.              The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4           The remuneration of executives with strategic responsibilities

1.              The identification of the most significant members of staff is carried out by the Chief Executive Officer, after consultation with the General Manager of Central Corporate Functions and the Human Resources Director. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.              For the executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%.

****

The above Remuneration Policy does not show significant differences compared to the one submitted to the General Meeting on April 27, 2012, exception made for some aspects related to the long term variable remuneration (see previous para. 3.4 above).

SECTION II

INFORMATION ON REMUNERATION

RELATED TO THE YEAR ENDED AS OF DECEMBER 31, 2012

1.                  DESCRIPTION OF REMUNERATION

1.              The components that comprise the remuneration paid, for any reason and in any form, during the 2012 fiscal year in favor of the following persons are listed by name below: (i) the members of the Board of Directors; (ii) the General Manager of Central Corporate Functions; and (iii) the members of the Statutory Board of Auditors; the same information is provided in the aggregate for the other executives with strategic responsibilities.

The Ordinary Meeting of Stockholders held on April 27, 2012, appointed the members of the Board of Directors and the Board of Statutory Auditors who will remain in office until approval of the financial statements for the year ending December 31, 2014. Where not specified, the offices described in the paragraphs below were held for the entire year 2012.  Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Enrico Cavatorta, Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Sergio Erede, Claudio Del Vecchio, Marco Mangiagalli and Marco Reboa were confirmed as Directors on April 27, 2012. On that same day, Francesco Vella and Alberto Giussani were confirmed as Chairman of the Board of Statutory Auditors and Audit Committee Financial Expert, respectively.

2.              Leonardo Del Vecchio (Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration for acting as Chairman of the Board in accordance with article 2389, paragraph 3, of the Italian Civil Code.

3.              Luigi Francavilla (Vice-Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Vice-Chairman of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) remuneration for acting as Chairman of the subsidiary company, Luxottica S.r.l.

Additionally, Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded 212,500 Luxottica shares to Mr. Francavilla on February 28, 2012. Although Mr. Francavilla’s employment relationship with the Company ended due to reaching age limits and in compliance with the provisions of the regulations of the above-referenced plan, he maintained the right to be allocated Company shares.

In 2012, Luigi Francavilla exercised 1,580,000 option rights awarded under the Delfin Plan(2) and 70,000 option rights awarded under the 2009 Reassigned Stock Options Plan.

4.              Andrea Guerra (CEO) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Chief Executive Officer of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; (iv) MBO variable remuneration for 2012; and (v) supplemental accident insurance and other non-monetary benefits.

(2)  Delfin Plan: incentive plan awarded in 2004 to top management of the Company by the shareholder Delfin S.à r.l, regarding 9.6 million Luxottica Group shares held by Delfin itself on the allocation date. The options became exercisable on June 30, 2006 on the basis of attaining fixed economic objectives set forth in the Plan.

Luxottica’s Board of Directors on the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded 375,000 Luxottica shares to Mr. Guerra on February 28, 2012.

During fiscal 2012, Mr. Guerra was designated as a beneficiary of and awarded a total of 90,000 rights under Luxottica’s “2012 Performance Share Plan” incentive plan.

Luxottica’s Board of Directors on the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded 90,000 Luxottica shares to Mr. Guerra on February 28, 2013.

5.              Enrico Cavatorta received: (i) “basic” remuneration as a director of Luxottica; (ii) fixed remuneration as General Manager of Central Corporate Functions of the Company (being also an employee of the Company); (iii) MBO variable remuneration for 2012; and (iv) supplemental accident insurance and other non-monetary benefits.

Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded 112,500 Luxottica shares to Mr. Cavatorta on February 28, 2012.

During the fiscal 2012, Mr. Cavatorta was designated as a beneficiary and awarded a total of 36,000 rights under Luxottica’s “2012 Performance Share Plan” incentive plan.

Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded 36,000 Luxottica shares to Mr. Cavatorta on February 28, 2013.

In 2012, Enrico Cavatorta exercised 500,000 option rights awarded under the Delfin Plan(2) and 23,500 option rights awarded under the 2004 Stock Options Plan.

6.              Mario Cattaneo (Chairman of the Control and Risk Committee, previously Internal Control Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Committee.

7.              Claudio Costamagna (Chairman of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Human Resources Committee.

8.              Ivanhoe Lo Bello (member of the Internal Control Committee) held his office until April 27, 2012. He received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as member of the Internal Control Committee.

9.              Marco Mangiagalli and Marco Reboa (members of the Control and Risk Committee, previously Internal Control Committee) received: (i) “basic” remuneration as directors of Luxottica and (ii) “additional” remuneration as members of the Committee.

10.       Roger Abravanel (member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as member of the Human Resources Committee.

11.       Sabina Grossi and Gianni Mion (members of the Human Resources Committee) held their offices until April 27, 2012. They received: (i) “basic” remuneration as directors of Luxottica and (ii) “additional” remuneration as members of the Human Resources Committee.

12.       Roberto Chemello held his office as director until April 27, 2012. He received the “basic” remuneration as a director of Luxottica. Furthermore, Mr. Chemello exercised 1,000,000 option rights under the Delfin Plan and 140,500 rights under the 2004 and 2006 Stock Options plans during fiscal 2012.

13.       Claudio Del Vecchio, as well as Sergio Erede, exclusively received the “basic” remuneration as directors of Luxottica.

14.       Elisabetta Magistretti (member of the Control and Risk Committee) was appointed director and member of the Committee on April 27, 2012. She received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as member of the Human Resources Committee.

15.       Anna Puccio (member of the Human Resources Committee) was appointed director and member of the Committee on April 27, 2012. She received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as member of the Human Resources Committee.

16.       Francesco Vella (Chairman of the Board of Statutory Auditors) received remuneration for his position as Luxottica’s Chairman of the Board of Auditors which was set at the shareholders’ meeting at the time of his appointment.

17.       Alberto Giussani (statutory member of the Board of Statutory Auditors) received remuneration for his position as statutory auditor of Luxottica which was set at the shareholders’ meeting at the time of his appointment.

18.       Barbara Tadolini (statutory member of the Board of Statutory Auditors) received remuneration for her position as statutory auditor of Luxottica which was set for the first time by the Ordinary Meeting of Stockholders on April 27, 2012.

19.       Enrico Cervellera (statutory member of the Board of Statutory Auditors until April 27, 2012) received remuneration for his position as statutory auditor of Luxottica which was set at the shareholders’ meeting at the time of his appointment.

20.       The following remuneration was paid to the executives with strategic responsibilities:

(a)                                           with regard to the 15 executives with strategic responsibilities who are employees of the Company:

•                  these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2012; and (iii) other non-monetary benefits;

•                  with respect to two executives, employment with the Company came to an end in 2012 and, as part of the termination of employment, the executives received severance pay,

which was determined by taking into consideration the number of years of service provided to the Company; moreover, it was agreed that the executives would maintain benefits under existing Stock Option plans that were previously allocated to these two individuals;

•                  in one case, the executive covered the position for only a part of the year;

•                  a total of 180,000 rights were allocated to ten executives under the “2012 Performance Share Plan” incentive plan, and a total of 35,000 options were allocated to two executives under the 2012 Stock Option Plan;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded a total of 362,500 Luxottica shares to eight executives with strategic responsibilities on February 28, 2012;

•                  in 2012, two executives with strategic responsibilities exercised 820,000 option rights allocated under the Delfin Plan and 11 executives with strategic responsibilities exercised 953,000 rights under the stock options plans; and

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded a total of 139,500 Luxottica shares to eight executives with strategic responsibilities on February 28, 2013.

(b)  with regard to the seven executives with strategic responsibilities who are employees of the subsidiary companies:

•                  these executives received: (i) fixed remuneration as employees; (ii) variable MBO remuneration for 2012; and (iii) other non-monetary benefits;

•                  in one case, the executive covered the position for only a part of the year;

•                  a total of 132,000- rights were allocated to seven executives through the “2012 Performance Share Plan” incentive plan;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded a total of 143,750 Luxottica shares to four executives with strategic responsibilities of the subsidiary companies on February 28, 2012;  an additional three beneficiaries whose employment was terminated received substitute cash payments in accordance with the Plan’s regulation, calculated by taking into account Luxottica Group stock’s fair market value at the assignment date and the quantity of shares they would have been entitled to had actual shares been issued to these beneficiaries;

•                  in 2012, five executives with strategic responsibilities, who are also employees of subsidiary companies, exercised a total of 316,100 option rights allocated to them under the Stock Options plans;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded a total of 76,500 Luxottica shares to five executives with strategic responsibilities of the subsidiary companies on February 28, 2013; an additional five beneficiaries whose employment was terminated received substitute cash payments in accordance with the Plan’s regulation, calculated by taking into account Luxottica Group stock’s fair market value at the assignment date and the quantity of shares they would have been entitled to had actual shares been issued to these beneficiaries.in 2010, one executive with strategic responsibilities received a three-year long term incentive cash plan, measured on specific business objectives.

21.       It is to be noted that the remuneration stated in this report for fiscal year 2012 was determined in conformity with the Remuneration Policy submitted to the Ordinary Meeting of Stockholders on April 27, 2012.

22.       A table prepared in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers is part of this report and discloses the allocation as of March 1, 2013 of 523,800 Luxottica Shares approved by the Board of Directors on February 28, 2013 under the 2010 Performance Share Plan.

23.       For additional details on remuneration paid, please refer to the tables below; whereas for additional details on the Company’s approved incentive plans, please see the documents and regulations published in the “Governance/Remuneration/Incentive Plans” section of the Company’s website www.luxottica.com.

2.                  INFORMATION ON THE CONSEQUENCES OF THE TERMINATION OF EMPLOYMENT OR POSITION OF DIRECTOR AND THE EXISTENCE OF SPECIAL AGREEMENTS WITH DIRECTORS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

1.              Currently, with the exception of the Chief Executive Officer, and consistent with Company policy (see Section I, para. 3.6 above), there are no agreements between the Company and the directors or executives with strategic responsibilities that provide for compensation in the event of termination of employment or position in office prior to the natural expiry of any agreement (or in the case of a change-of-control transaction).

There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy agreements in the event of termination of employment. There are no agreements that provide compensation for non-competition obligations.

2.              With regard to the Chief Executive Officer, Mr. Andrea Guerra:

•                  in the event of termination of employment (as he is also an employee of Luxottica) without just cause, in addition to the severance pay due in accordance with the law, the Company will pay Mr. Guerra a gross all-inclusive lump-sum amount equal to two years of the total of: (i) his fixed remuneration, understood as the sum of his fixed remuneration as an employee and the fixed remuneration for the position held; and (ii) his variable remuneration, calculated on the average of the amount allocated for this component in the prior three years of employment; and

•                  these terms and conditions of pay are also applied in the event that Mr. Guerra resigns from his position as a Director either with just cause or within 60 days from verification of one or more of the following situations: (a) a substantial negative change in the delegation of duties granted to him and/or a reduction in the powers provided by this delegation; or (b) a change in his position following a change of control of the Company.

3.              The termination of general employment with the Company or of a position as a Director of the Company is treated as follows with respect to the incentive plans allocated by Luxottica ex-article 114-bis of the Italian Consolidated Financial Law:

•                  as a rule, for the ordinary plans, which are not dependent on attaining specific performance objectives, the allocated option rights expire when the Company informs the beneficiary that his or her employment is terminated with just cause or for a subjective justified reason or, in the event of disciplinary action which may lead to dismissal, at the time of receipt of notification. Additionally, these rights expire on the day that a beneficiary informs the Company of his/her withdrawal from employment. During the notice period, the possibility of exercising option rights which have vested during this period is expressly excluded; and

•                  vested options are exercisable subsequent to the termination of employment in the following cases: termination of employment for reasons other than those stated in the previous paragraph, retirement due to age limits reached, unfitness to carry out the job, death; in the event of: (i) consensual termination of employment; or (ii) withdrawal from employment on the part of the Company for a justified objective reason: in these cases the options can be exercised as a rule within 90 days from the termination of employment. Once this period has elapsed, the rights expire. For additional information, please refer to the documents and regulations published in the “Governance/Remuneration/Incentive Plans” section of the website www.luxottica.com.

4.              The directors Messrs. Andrea Guerra and Enrico Cavatorta, employees of the Company, in addition to being beneficiaries of the incentive plans approved by Luxottica, are also beneficiaries of the Delfin Plan allocated by the shareholder Delfin S.à r.l. in 2004. The Delfin Plan provides that, in the event of termination of employment for reasons other than dismissal for just cause, option rights may be exercised within 30 days from termination of employment. In the event of dismissal for just cause, on the other hand, the allocated option rights are no longer exercisable. These provisions apply also to the beneficiaries of the plan who are executives with strategic responsibilities.

5.              The Vice-Chairman, Mr. Luigi Francavilla, is also a beneficiary of the Delfin Plan, and following the termination of his employment with the Company due to reaching age limits, he has the right to exercise the option rights allocated to him under this plan until expiration on

August 30, 2014 by virtue of a specific agreement between the parties. During 2012, Mr. Francavilla exercised all his remaining rights under the Delfin plan.

6.              Mr. Roberto Chemello is also a beneficiary of the Delfin Plan.  By virtue of a specific agreement, following the termination of his employment with the Company, he has the right to exercise the option rights allocated to him under this plan until the earlier of the expiry date of the Plan (August 30 2014) or three years from the date of termination of his position as Director, for any reason. Furthermore, Mr. Chemello maintains the right to exercise the stock options allocated to him under the 2004 and the 2006 extraordinary plan, which can be exercised up to three years from the date of termination of the position of Director.

3.                  ACTIVITIES OF THE HUMAN RESOURCES COMMITTEE IN 2012 IN BRIEF

1.              The Human Resources Committee met six times in 2012on January 24, February 28, May 3, July 26, October 25 and December 3, with meetings lasting an average of approximately 2 hours.

2.              The meetings were duly recorded by the Human Resources Director, Mr. Nicola Pelà, who acts as Secretary of the Committee.

3.              During 2012 the Committee performed the following activities, making recommendations to the Board of Directors, where appropriate.

•                  Examination of the Corporate 2011 Key Performance Indicators related to the short term incentive plan (MBO) for top and senior management; examination and approval of the cumulative 2009-2011 EPS objective, related to the long term incentive plan (PSP 2009) for top and senior management;

•                  Examination of the current legal framework related to compensation of directors and key managers and general guidelines for compensation of senior executives and senior management for 2012. Definition of the Remuneration Policy;

•                  Examination of significant trends in executive compensation, focusing on the European, North American and emerging markets trends in the luxury goods industry;

•                  Examination of the legal framework related to compensation of non-executive directors (fixed remuneration vs attendance fee, cash vs equity compensation) across European multinational companies and Board composition;

•                  Examination of practices and trends related to pension plans, particularly for North America;

•                  Examination of gender distribution for key positions within the Group, and potential compensation gap;

•                  Comparison between nominal and actual compensation of top management and executive directors;

•                  Examination and definition of: 2012 incentive plans, structure (objectives and weighting) of short term incentives (MBO 2012) of the Leadership team and executive management; general structure of long term incentive plans 2011 (performance shares and stock options);

•                  Examination and definition of 2012 long term incentive plans:

•                  Performance Shares — performance triggers (3 years of cumulative EPS), list of beneficiaries and number of shares awarded;

•                  Stock options — grant of the ordinary plan 2012 to senior management, talent and critical know-how stakeholders;

•                  Examination of the Company’s succession plans;

•                  Examination and approval of compensation for directors with special appointments and members of committees within the Board of Directors;

•                  Examination of results from the Global Employee Engagement Survey;

•                  Examination of a proposal relating to the assignment of performance shares which also contemplates taking into account individual performance;

•                  Examination and verification of the performance condition for awards under the 2009 Extraordinary Stock Options Plan;

4.              The Board of Directors approved a special allocation in the amount of 25,000 euros for fiscal 2012 in order to provide the Committee with adequate financial resources to carry out its duties.

Table 1 - Compensation paid to directors, general managers, auditors and senior managers  (in euros)

(A)	(B)	(C)	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Leonardo Del Vecchio	Chairman of the Board	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,283,775	(1)							1,283,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,283,775								1,283,775
Luigi Francavilla	Vice Chairman	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				141,777	(2)							141,777
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				798,837								798,837
Andrea Guerra	Director-CEO	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				2,505,030	(3)			1,817,000		21,249	4,538	4,347,817	2,343,406
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				2,505,030				1,817,000		21,249	4,538	4,347,817	2,343,406
Roger Abravanel	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		20,167	(4)					103,942
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		20,167						103,942
Mario Cattaneo	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		28,389	(5)					112,164
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		28,389						112,164

(A)	(B)	(C)	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Enrico Cavatorta	Director-General Manager	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				774,453	(6)			561,000		9,702	10,430	1,355,585	945,673
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				774, 453				561,000		9,702	10,430	1,355,585	945,673
Roberto Chemello	Director	January 1, 2012- April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389								26,389
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389								26,389
Claudio Costamagna	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		25,167	(7)					108,942
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		25,167						108,942
Claudio Del Vecchio	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775								83,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775								83,775
Sergio Erede	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775								83,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775								83,775
Sabina Grossi	Director	January 1, 2012- April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389		3,250	(4)					29,639
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389		3,250						29,639
Ivanhoe Lo Bello	Director	January 1, 2012- April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389		6,500	(8)					32,889
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389		6,500						32,889

(A)	(B)	(C)	(D)	(1)	(2)		(3)		(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Gianni Mion	Director	January 1, 2012- April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389	3,250	(4)					29,639
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389	3,250						29,639
Elisabetta Magistretti	Director	April 27, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				57,611	16,944.5	(8)					74,555.5
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				57,611	16,944.5						74,555.5
Marco Mangiagalli	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775	23,389	(8)					101,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775	23,389						101,198
Anna Puccio	Director	April 27, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				57,611	16,944	(4)					74,555
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				57,611	16,944						74,555
Marco Reboa	Director	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775	23,389	(8)					107,164
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775	23,389						107,164
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				105,000							105,000

(A)	(B)	(C)	(D)	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)
						Variable non equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation	Bonus and other incentives	Profit Participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Alberto Giussani	Auditor	January 1, 2012- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000						70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000						70,000
Barbara Tadolini	Auditor	April 27, 2012, - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				47,444						47,444
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				47,444						47,444
Enrico Cervellera	Auditor	January 1, 2012- April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				23,333						23,333
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				23,333						23,333
Senior Managers (Aggregate compensation of 15 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,832,883		3,319,600		197,418	209,528	8,559,429	4,604,116	1,285,321
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				4,832,883		3,319,600		197,418	209,528	8,559,429	4,604,116	1,285,321
Senior Managers (Aggregate compensation of 7 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company
(II) Compensation paid by subsidiary or affiliate companies				2,968,900		2,866,643		56,763		5,892,306	2,673,988	767,923
(III) Total				2,968,900		2,866,643		56,763		5,892,306	2,673,988	767,923

(1) 83,775 euro paid as a Director; 1,200,000 euro paid as Chairman

(2) 83,775 euro paid as a Director  and  58,002 euro paid as Vice Chairman

(3) 83,775 euro paid as a Director,  818,802  euro paid as CEO and 1,602,453 paid as an employee

(4) Compensation paid as member of the Human Resources Committee

(5) Compensation paid as Chairman of the Control and Risk Committee (previously Internal Control Committee)

(6) 83,775 euro paid as a Director and 690,678 euro paid as an employee

(7) Compensation paid as Chairman of the Human Resources Committee

(8) Compensation paid as a member of the Internal Control Committee/ Control and Risk Committee

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 2 – Stock options granted to directors and senior managers

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)
Luigi Francavilla	Deputy Chairman	Reassigned ordinary plan 2009 non-US (BOD resolution May 7.,2009)	70,000	euro	13.45	May 7. 2012 – May 7. 2018	70,000	euro	13.45	euro	28.63
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	750,000	euro	13.45	December 3. 2012 – May 7. 2018						750,000
		Delfin plan	1,580,000	euro	13.67	June 30. 2006 – August 30. 2014	1,580,000	euro	13.67	euro	27.13
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	1,250,000	euro	13.45	December 3. 2012 – May 7. 2018						1,250,000
		Delfin plan	2,000,000	euro	13.67	June 30. 2006 –August 30. 2014						2,000,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager Corporate Functions and Director	Stock Option 2004 plan (BOD resolution March 4, 2004)	23,500	euro	13.79	January 31, 2005 – January 31, 2013							23,500	euro	13.79	euro	27.34
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	euro	13.45	May 7, 2012 – May 7, 2018													70,000
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	550,000	euro	13.45	December 3. 2012 – May 7, 2018													550,000
		Delfin plan	900,000	euro	13.67	June 30. 2006 – August 30. 2014							500,000	euro	13.67	euro	28.54		400,000
Roberto Chemello	Director	Stock Option 2004 plan (BOD resolution March 4, 2004)	70,500	euro	13.79	January 31, 2005 – January 31, 2013							70,500	euro	13.79	euro	27.34
		Stock Option 2006 plan (BOD resolution January 31, 2006)	70,000	euro	22.19	February 1, 2008 – January 31, 2015							70,000	euro	22.19	euro	30.28
		Stock Options extra-ordinary plan 2006 non-US (BOD resolution July 27, 2006)	1,100,000	euro	20.99	December 3. 2012 – July 27, 2015													1,100,000
		Delfin plan	1,600,000	euro	13.67	June 30, 2006 – August 30, 2014							1,000,000	euro	13.67	euro	27.55		600,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		Stock Option 2004 plan (BOD resolution March 4, 2004)	121,000	euro	13.79	January 31, 2005 – January 31, 2013							121,000	euro	13.79	euro	27.20
		Stock Option 2005 plan (BOD resolution February 15, 2005)	27,000	euro	16.89	January 31, 2007 – January 31, 2014							27,000	euro	16.89	euro	28.73
		Stock Option 2008 plan (BOD resolution March 13,2008)	110,000	euro	18.08	March 14, 2011 – March 14, 2017							90,000	euro	18.08	euro	29.97		20,000
		Stock Option 2009 plan non-US (BOD resolution May 7. 2009)	10,000	euro	13.45	May 7, 2012 – May 7, 2018							10,000	euro	13.45	euro	25.77
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	420,000	euro	13.45	May 7, 2012 – May 7, 2018							255,000	euro	13.45	euro	27.15		165,000
		Stock Option 2010 plan non-US (BOD resolution April 29, 2010)	80,000	euro	20.72	April 29, 2013 – April 29, 2019													80,000	euro	149,067
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	1,400,000	euro	13.45	May 7, 2012 – May 7, 2018							450,000	euro	13.45	euro	31,49		950,000

			Options held at the beginning of the year				Options granted during the year									Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)		(7)	(8)		(9)	(10)		(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price		Exercise period	Fair value on grant date (Estimated potential value)		Grant date	Share market price on grant date		Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
		Stock Option 2011 plan non-US (BOD resolution April 28, 2011)	60,000	euro	22,62	April 28, 2014 – April 28, 2020																60,000	euro	132,200
		Stock Option 2012 plan non-US (BOD resolution May 7, 2012					35,000	euro	26.94	May 7. 2015 – May 7. 2021	euro	8.23	May 7. 2012	euro	28,23							35,000	euro	96,017
		Delfin Plan	1,250,000	euro	13.67	June 30, 2006 – August 30, 2014										820,000	euro	13.67	euro	28.09		430,000
Senior Managers (Aggregate amounts for 7 executives with strategic responsibilities employed by subsidiary companies)		Stock Option 2004 plan (BOD resolution March 4, 2004)	42,600	euro	13.79	January 31, 2005 – January 31, 2013										42,600	euro	13.79	euro	27.10
		Stock Option 2005 plan (BOD resolution February 15, 2005)	54,000	euro	16.89	January 31, 2007 – January 31, 2014										36,000	euro	16.89	euro	27.25		18,000
		Stock Option 2008 plan (BOD resolution March 13, 2008)	30,000	euro	18.08	March 14, 2011 – March 14, 2017																30,000
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	30,000	euro	13.45	May 7, 2012 – May 7, 2018																30,000
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	130,000	euro	15.03	June 12, 2012 – March 31, 2017										60,000	euro	15.03	euro	31.46		70,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	125,000	euro	13.45	December 3, 2012 – May 7, 2018							125,000	euro	13.45	euro	31.43
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)	150,000	euro	15.11	December 3, 2012 – June 12, 2018							12,500	euro	15.11	euro	31.17		137,500
		Stock Option Extra-ordinary Plan 2004 (BOD resolution October 27, 2004)	40,000	usd	18.59	January 31, 2007 – January 31, 2012							40,000	usd	18.59	euro	23.32
Total			14,013,600				35,000						5,303,100						8,745,500	euro	377,284

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3A - Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)
Luigi Francavilla	Deputy Chairman	PSP Plan 2009 (BOD resolution May 7, 2009)											212,500	5,675,663
Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2009 (BOD resolution May 7, 2009)											375,000	10,015,875
		PSP Plan 2010 (BOD resolution April 29, 2010)	125,000	April 29, 2010 – December 31, 2012											euro	837,500
		PSP Plan 2011 (BOD resolution April 29, 2011)	97,750	April 28, 2011 – December 31, 2013											euro	706,406
		PSP Plan 2012 (BOD resolution May 7, 2012)			90,000	euro	26.65	May 7, 2012 – December 31, 2014	May 7, 2012	euro	28.23				euro	799,500

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager–Corporate Functions and Director	PSP Plan 2009 (BOD resolution May 7, 2009)		May 7, 2009 – December 31, 2011									112,500	euro	3,004,763
		PSP Plan 2010 (BOD resolution April 29 2010)	50,000	April 29, 2010 – December 31, 2012												euro	335,000
		PSP Plan 2011 (BOD resolution April 28, 2011)	40,250	April 28, 2011 – 31 December 2013												euro	290,873
		PSP Plan 2012 (BOD resolution May 7, 2012)			36,000	euro	26.65	May 7, 2012 – December 31, 2014	May 7, 2012	euro	28.23					euro	319,800

			Financial Instruments granted in previous years and not vested during the exercise		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		PSP Plan 2009 (BOD resolution May 7, 2009)											362,500	euro	9,682,012
		PSP Plan 2010 (BOD resolution April 29, 2010)	193,750	April 29, 2010 – December 31, 2012												euro	1,298,125
		PSP Plan 2011 (BOD resolution April 28, 2011)	184,000	April 28, 2011 – 31 December 2013												euro	1,329,707
		PSP Plan 2012 (BOD resolution May 7, 2012)			180,000	euro	26.65	May 7, 2012 – December 31, 2014	May 7, 2012	euro	28.23					euro	1,599,000

			Financial Instruments granted in previous years and not vested during the exercise		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 7 executives with strategic responsibilities employed by subsidiary companies)		PSP Plan 2009 (BOD resolution May 7, 2009)											143,750	euro	3,839,418
		PSP Plan 2010 (BOD resolution April 29, 2010)	106,250	April 29, 2010 – December 31, 2012												euro	711,875
		PSP Plan 2011 (BOD resolution April 28, 2011)	109,250	April 28, 2011 – December 31, 2013												euro	789,513
		PSP Plan 2012 (BOD resolution May 7, 2012)			132,000	euro	26.65	May 7, 2012 – December 31, 2014	May 7, 2012	euro	28.23					euro	1,172,600
Total			906,250		438,000								1,206,250	euro	32,217,731	euro	10,189,899

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3B - Cash Incentive plans for directors and senior managers (in euros)

			(2)			(3)
			2012 Bonus			Previous years bonuses
A	B	(1)	(A)	(B)	(C)	(A)	(B)	(C)	(4)
Name	Office	Plan	Payable/paid	Deferred	Term of deferral	Non payable	Payable/paid	Deferred	Other bonuses
Andrea Guerra	CEO	MBO 2012	1,817,000
Enrico Cavatorta	Director-General Manager	MBO 2012	561,000
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		MBO 2012	3,319,600
Senior Managers (Aggregate amounts for 7 executives with strategic responsibilities employed by subsidiary companies)		MBO 2012	2,866,643
		Long Term Incentive Cash Plan 2010						589,285
(III) Total			8,564,243					589,285

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY’S SHARES	SHARES HELD AS OF DECEMBER 31, 2011	SHARES BOUGHT DURING 2012	SHARES SOLD DURING 2012	SHARES HELD AS OF DECEMBER 31, 2012
Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	(1) 313,258,339	1,402,000	(1bis) 21,900,000	(1ter) 292,760,339
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	(2) 3,625,000	(2bis) 1,862,500	1,451,500	(2ter) 4,036,000
Andrea Guerra	CEO	Luxottica Group S.p.A.	0	(3) 375,000	170,000	205,000
Enrico Cavatorta	Director - General Manager	Luxottica Group S.p.A.	45	(4) 636,000	636,000	45
Roberto Chemello*	Director	Luxottica Group S.p.A.	(5) 1,077,875	(5bis) 1,140,500	1,218,375	(5ter) 1,000,000
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	(6) 3,381,000	0	(6bis) 213,000	(6ter) 3,310,000
Sabina Grossi*	Director	Luxottica Group S.p.A.	62,600	0	0	62,600
Gianni Mion*	Director	Luxottica Group S.p.A.	1,500	1,000	2,500	0
Enrico Cervellera*	Auditor	Luxottica Group S.p.A.	0	1,000	0	1,000
Key Managers employed by the Company (15)		Luxottica Group S.p.A.	180,755	(7) 2,067,100	2,233,205	14,650
Key Managers employed by subsidiary companies (7)		Luxottica Group S.p.A.	19,818	(8) 517,350	488,400	48,768

(*) Held the office until April 27, 2012

(1) 312,533,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio who holds the 98.328% of the share capital in usufructus with voting rights and owns directly the remaining 1.672%.  In addition, 275,000 ADRs and 450,000 shares are held by his wife Nicoletta Zampillo

(1bis) 3,900,000 shares transferred by Delfin S.à r.l. in execution of the Delfin incentive plan

(1ter) 292,035,339 shares held by Delfin S.à r.l.; 275,000 ADRs and 450,000 shares held by Leonardo Del Vecchio’s wife Nicoletta Zampillo

(2) 190,100 owned by Luigi Francavilla; 70,100 owned by his wife Elisabeth Engler, 3,364,800 held in usufruct with his wife

(2bis) 1,580,000 shares bought under the Delfin incentive plan; 212,500 shares granted under the PSP Plan 2009 and 70,000 shares bought following the exercise of stock options

(2ter)  601,100 owned by Luigi Francavilla; 70,100 owned by his wife Elisabeth Engler; 3,364,800 held in usufruct with his wife

(3) Shares granted under the PSP Plan 2009

(4) 500,000 shares bought under the Delfin Incentive Plan; 112,500 granted under the PSP Plan 2009 and 23,500 shares bought following the exercise of stock options.

(5) Shares held by Filuni S.r.l.

(5bis) No. 1,000,000 Shares bought under the Delfin incentive plan and no. 140,500 shares bought following the exercise of stock option.

(5ter) Shares held by Filuni S.r.l., a company owned by Roberto Chemello

(6) Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation.

(6bis) Shares gifted to two trusts

(6ter) 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, 142,000 shares held by a trust constituted for the benefit of his minor children

(7) 820,000 acquired under the exercise of the Delfin Incentive Plan and 362,500 granted under the PSP Plan 2009

(8) 143,750 granted under the PSP Plan 2009

In addition to the holdings disclosed in the above chart, three senior managers employed by Luxottica’s US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan, a company-sponsored 401(k) savings plan for Luxottica’s U.S. employees (the “Plan”), beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2011 and 2012, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 2,293,545 ADRs in each period. During 2012, there were no additional purchases in the Plan by these senior managers. The ADRs beneficially owned by Plan participants are held in the form of “units” of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

Remuneration plans based on financial instruments – Performance Shares Plan 2010

Table 1 of scheme 7 of Annex 3A to Regulations for Issuers 11971/99

On February 28, 2013, the Board of Directors of Luxottica Group S.p.A. granted to 34 beneficiaries of the Performance Shares Plan 2010 approved by the board directors on April 29, 2010, a total of 523,800 Luxottica Group shares, effective March 1, 2013.  These awards were made upon the recommendation of the Human Resource Committee and after the Board of Directors verified that the EPS objective for the three-year period 2010-2012 had been met.  The Performance Shares Plan which grants beneficiaries the right to receive Luxottica Group ordinary shares, without consideration, is conditioned on the Company achieving a consolidated EPS (Earnings per Share) target, over a three-year period.  The performance objectives defined by the Board of Directors under this plan were approved at the Ordinary Meeting of Stockholders held on May 13, 2008.

		BOX 1
		Instruments different from options
		Section 2 Instruments referring to current plans, granted by the board and previously approved by GM
Name or Category	Position (to be specified only for individuals listed by name)	Date of GM resolution	Description of Instrument*	No, of instruments Granted**	Date of grant	Purchase price (if any)	Market price on grant date*		Expiration date of the restriction on selling the instruments
Andrea Guerra	CEO of the Company	May 13, 2008	Luxottica Group shares	90,000	March 1, 2013		Euro	36.15	—
Enrico Cavatorta	Director and General manager of the Company	May 13, 2008	Luxottica Group shares	36,000	March 1, 2013		Euro	36.15	—
Paolo Alberti	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	27,000	March 1, 2013		Euro	36.15	—
Antonio Miyakawa	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	22,500	March 1, 2013		Euro	36.15	—
Nicola Pelà	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	22,500	March 1, 2013		Euro	36.15	—
Fabio d’Angelantonio	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 1, 2013		Euro	36.15	—
Claudio Francavilla	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Massimiliano Mutinelli	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Hugo Porchia	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Luca Tait	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Andrea Dorigo	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Massimo Vian	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—
Alessio Ferraresso	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013		Euro	36.15	—

Riccardo Vaghi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
Giorgio Pradi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
Christopher Beer	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13.500	March 1, 2013	Euro	36.15	—
Elizabeth Digiandomenico	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 1, 2013	Euro	36.15	—
Colin Baden	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	27,000	March 1, 2013	Euro	36.15	—
Michael Boxer	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
Peter Mc Clelland	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
Brian Michel	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
James S. Neitzke	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 1, 2013	Euro	36.15	—
Josee Perreault	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 1, 2013	Euro	36.15	—
Other executives with strategic responsibilities employed by the Company(2)		May 13, 2008	Luxottica Group shares	27,000	March 1, 2013	Euro	36.15	—
Other executives with strategic responsibilities employed by subsidiary companies (1)		May 13, 2008	Luxottica Group shares	13,500	March 1, 2013	Euro	36.15	—
Other beneficiaries (8) **		May 13, 2008	Luxottica Group shares	82,800	March 1, 2013	Euro	36.15	—

*On February 28, 2013, the date of the Board of Directors resolution, the market price of Luxottica’s Ordinary Shares was Euro 35.13.

**An additional 5 beneficiaries whose employment was terminated received substitute cash payments in accordance with the Plan’s regulation, equal to Euro 1,817,000, calculated by taking into account Luxottica Group stock’s fair market value at the assignment date and the quantity of shares they would have been entitled to had actual shares been issued to these beneficiaries.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 5, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER